ProLogis
Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Share Dividends
(Dollar amounts in thousands)
Exhibit 12.1

	Year Ended December 31,
	2004	2003	2002	2001	2000
Earnings from Operations	$233,542	$249,190	$247,592	$126,822	$213,158
Add:
Interest Expense	153,334	155,475	152,958	163,629	172,191

Earnings as Adjusted	$386,876	$404,665	$400,550	$290,451	$385,349

Fixed Charges:
Interest Expense	$153,334	$155,475	$152,958	$163,629	$172,191
Capitalized Interest	37,388	36,425	30,534	24,276	18,549

Total Fixed Charges	$190,722	$191,900	$183,492	$187,905	$190,740

Ratio of Earnings, as Adjusted to Fixed Charges	2.0	2.1	2.2	1.5	2.0